Exhibit 99.1
Notice is given that the Annual General Meeting (AGM) of James Hardie Industries SE (the company, James Hardie or JHI SE) will be held on Thursday, 12 August 2010 in Hibernia II, Four Seasons Hotel, Simmonscourt Road, Dublin, Ireland at 8:00am (Dublin time).
Simultaneous Broadcast
The AGM in Dublin will be simultaneously broadcast (simulcast) to a meeting to be held on Thursday, 12 August 2010 in the Adelaide Room, Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, NSW Australia, at 5.00pm (AEST).
If you cannot attend the meeting at either venue, you can observe the AGM live over the internet at www.jameshardie.com (select Investor Relations, then Shareholder Meetings). The webcast will be archived and available on the company’s website until the next AGM so that it can be replayed later if desired.
Attendance
All CUFS holders as at 7:00pm (AEST) on Monday, 9 August 2010 may attend the AGM in Dublin or the simulcast at the Sydney meeting.
Voting
A Voting Instruction Form has been enclosed with this booklet. If you wish to vote, or appoint yourself or a proxy to attend and vote on your behalf, please return the Voting Instruction Form to James Hardie’s Share Registry by no later than 5:00pm (AEST) on Tuesday, 10 August 2010. Alternatively, you may vote or appoint yourself or a proxy electronically by visiting the dedicated AGM webpage created by James Hardie’s registry, Computershare, at www.investorvote.com. If you have been appointed as a proxy, you may also attend the AGM or the meeting in Sydney to cast the votes in respect of which you have been appointed proxy. A proxy is not required to be a Shareholder.
Questions to the Board and external auditor
Shareholders attending either venue will be able to vote on resolutions before the meeting and ask questions of the Board and the external auditor. To enable more Shareholders to ask questions, we enclose a form that Shareholders can use to submit questions in advance of the AGM, whether or not they will be attending.
Contents of this booklet
This booklet contains:
–	The Agenda for the AGM, setting out the resolutions proposed to be put at the meeting;

–	Explanatory Notes describing the business to be conducted at the meeting;

–	Information about who may vote at the AGM and how they may cast their vote; and

–	Details of the meeting locations and how Shareholders can attend the AGM in Dublin or the meeting in Sydney.
AGM details
Dublin: Starts 8:00am (Dublin time) on Thursday, 12 August 2010 at Hibernia II, Four Seasons Hotel, Simmonscourt Road, Dublin, Ireland.
Sydney: Starts 5:00pm (AEST) on Thursday, 12 August 2010 in the Adelaide Room, Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, NSW Australia.
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, you should immediately consult your advisor.
James Hardie Industries SE ARBN 097 829 895
Incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre,
Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING
Agenda and Business of the Annual General Meeting
Explanations of the background, further information and reasons for each proposed resolution are set out in the Explanatory Notes on pages 5 to 12 of this Notice of Meeting.
The following are items of ordinary business:
1.	Reports and accounts for the year ended 31 March 2010 To consider, and if thought fit, pass the following resolution as an ordinary resolution:

That the Dutch Annual Accounts of the company for the year ended 31 March 2010 be received and adopted and that the Dutch Annual Accounts and Annual Report for the year ended 31 March 2010 be published in the English language.

2.	Adoption of the Remuneration Report for the year ended 31 March 2010 To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

That the Remuneration Report of the company for the year ended 31 March 2010 be adopted.

The vote on this resolution is advisory only and does not bind the company.

3.	Election and re-election of directors To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:

(a)	That Mr David Harrison, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

(b)	That Mr Donald McGauchie, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

(c)	That Mr David Dilger, who retires in accordance with the Articles of Association, be elected as a director.

4.	Authority to Fix External Auditor Remuneration To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Board of Directors be authorised to fix the remuneration of the external auditors for the financial year ending 31 March 2011.
The following are items of special business:

5.	Grant of Executive Incentive Program RSUs To consider and, if thought fit, pass the following as an ordinary resolution:

That the award to the company’s Chief Executive Officer, Mr Louis Gries, of up to a maximum of 841,619 Executive Incentive Program Restricted Stock Units (Executive Incentive Program RSUs), and his acquisition of Executive Incentive Program RSUs and Shares up to that stated maximum, be approved for all purposes in accordance with the terms of the Long Term Incentive Plan (LTIP) and on the basis set out in the following Explanatory Notes.

6.	Grant of Relative TSR RSUs To consider and, if thought fit, pass the following as an ordinary resolution:

That the award to the company’s Chief Executive Officer, Mr Louis Gries, of up to a maximum of 730,707 Relative TSR Restricted Stock Units (Relative TSR RSUs), and his acquisition of Relative TSR RSUs and Shares up to that stated maximum, be approved for all purposes in accordance with the terms of the LTIP and on the basis set out in the following Explanatory Notes.
Voting Exclusion Statement
In accordance with the ASX Listing Rules, the company will disregard any votes cast on Resolutions 5 and 6 of this Notice of Meeting if they are cast by any Board director and his or her associates.
People who fall into the categories listed above will not have their votes disregarded if:
(i)	they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form; or

(ii)	they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form to vote as the proxy decides.
Notes on voting and Explanatory Notes follow, and a Voting Instruction Form and Question Form are enclosed.
By order of the Board.
Marcin Firek
Company Secretary
13 July 2010
2 | JAMES HARDIE | NOTICE OF MEETING 2010

If you are a CUFS holder registered at 7:00pm (AEST) on Monday, 9 August 2010, you may attend, in person or by appointing a proxy, either the AGM in Dublin, Ireland or the meeting in Sydney, Australia.
ATTENDANCE AT THE AGM IN DUBLIN, IRELAND
The AGM will be held in:
Hibernia II, Four Seasons Hotel, Simmonscourt Road, Dublin, Ireland, starting at 8.00am (AEST) on Thursday, 12 August 2010.
To appoint yourself or a proxy to attend the AGM, please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 5:00pm (AEST) on Tuesday, 10 August 2010 using one of the methods set out under “Lodgement Instructions” on page 4.
If you appoint a proxy and your proxy does not attend and vote at the AGM your vote will not be counted.
ATTENDANCE AT THE SIMULTANEOUS BROADCAST OF THE AGM IN SYDNEY, AUSTRALIA
There will be a simultaneous broadcast of the AGM at a meeting in Sydney in:
Adelaide Room, Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, NSW Australia, starting at 5:00pm on Thursday, 12 August 2010.
CUFS holders attending the meeting in Sydney will be able to ask questions of the Board and the external auditor.
CUFS holders attending the meeting in Sydney who want to cast votes on the Resolutions at the meeting must mark the appropriate space on the Voting Instruction Form to appoint themselves as a proxy. The Voting Instruction Form must be received by Computershare no later than 5.00pm (AEST) on Tuesday, 10 August 2010.
If you appoint a proxy and your proxy does not attend and vote at the simultaneous broadcast of the meeting in Sydney, your vote will not be counted.
VOTING ON THE RESOLUTIONS
How you can vote will depend on whether you are:
•	a CUFS holder (CUFS are quoted on the ASX); or

•	an American Depositary Receipt (ADR) holder (ADRs are quoted on the New York Stock Exchange (NYSE)).
Voting if you are a CUFS holder
CUFS holders who want to vote on the resolutions to be considered at the AGM have the following two options available to them:

Option A	You may lodge a Voting Instruction Form directing CDN (the legal holder of the shares in the company for the purposes of the ASTC Settlement Rules) to vote the shares in the company that it holds on your behalf.

To be eligible to vote in this manner, you must be registered as a CUFS holder at 7:00 pm (AEST) on Monday, 9 August 2010.
CUFS holders who select Option A should follow either (1) or (2) below:
1.	Complete the Voting Instruction Form accompanying this Notice of Meeting and lodge it with Computershare using one of the methods set out under Lodgement Instructions on page 4 of this Notice of Meeting.

2.	Complete a Voting Instruction Form using the internet: Go to www.investorvote.com.au
To complete the Voting Instruction Form using the internet, you will need:
•	your Control Number (located on your Voting Instruction Form);

•	your Security Holder Reference Number (SRN); or

•	the Holder Identification Number (HIN) from your current James Hardie Industries SE Holding Statement; or

•	your postcode as recorded in the company’s register.
If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.
Completed Voting Instruction Forms must be received by Computershare no later than 5.00pm (AEST) on Tuesday, 10 August 2010.
3 | JAMES HARDIE | NOTICE OF MEETING 2010

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING

Option B	If you would like to attend and cast your vote at the AGM in Dublin or the simultaneous broadcast at the meeting in Sydney, or appoint someone else to attend and vote in person at either meeting on your behalf, you must use the Voting Instruction Form to ask CDN to appoint you or the person you nominate (who does not need to be a Shareholder) as proxy to vote the shares underlying your holding of CUFS on behalf of CDN.
You will not be able to vote in person at the AGM in Dublin, or the simulcast meeting in Sydney, unless you have previously instructed CDN to appoint you as a proxy.
For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 5:00pm (AEST) on Tuesday, 10 August 2010.
To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to www.asx.com.au/cdis or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia to ask to have one sent to you.
Any person appointed as a proxy will be required to provide appropriate identification to receive an entry card to enable them to speak and ask questions at the AGM in Dublin or the simultaneous broadcast in Sydney.
If you lodge the Voting Instruction Form appointing your proxy prior to the AGM, and complete your voting directions on that form, your voting directions may only be changed if you submit a further Voting Instruction Form before the closing date for submission of Voting Instruction Forms at 5:00pm (AEST) on Tuesday, 10 August 2010. Your proxy cannot submit a revised Voting Instruction Form on your behalf at the AGM in Dublin, or the meeting in Sydney, unless he or she is properly authorised to do so.
Voting if you hold ADRs
The Depositary for ADRs held in the company’s ADR program is the Bank of New York Mellon. The Bank of New York Mellon will send this Notice of Meeting to ADR holders on or about 14 July 2010 and advise ADR holders how to give their voting instructions.
To be eligible to vote, ADR holders must be the registered owner as at 5:00pm US Eastern Daylight Time on Wednesday, 7 July 2010 (the ADR record date).
The Bank of New York Mellon must receive any voting instructions, in the form required by The Bank of New York Mellon, no later than 5.00pm US Eastern Daylight Time on Wednesday, 4 August 2010. The Bank of New York Mellon will endeavour, as far as is practicable, to instruct that the shares ultimately underlying the ADRs are voted in accordance with the instructions received by The Bank of New York Mellon from ADR holders. If an ADR holder does not submit any voting instructions, the shares ultimately underlying the ADRs held by that holder will not be voted.
LODGEMENT INSTRUCTIONS
Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:
(i)	by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(ii)	by delivery to Computershare at Level 4, 60 Carrington Street, Sydney NSW, Australia; or

(iii)	online at www.investorvote.com.au; or

(iv)	for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

(v)	by facsimile to 1800 783 477 from inside Australia or +61 3 9473 2555 from outside Australia.
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Explanatory Notes:
Terminology
References in these Explanatory Notes to Shareholders are references to all the shareholders of the company acting together, and include CUFS holders, ADR holders and holders of shares.
RESOLUTION 1 – REPORTS AND ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2010
Resolution 1 asks Shareholders to receive and adopt the Dutch Annual Accounts for the year ended 31 March 2010.
Although James Hardie is now an Irish Societas Europaea company, it was a Dutch Societas Europaea company on 31 March 2010, and has therefore prepared annual accounts for the year ended 31 March 2010 in accordance with generally accepted acounting principles in The Netherlands (Dutch GAAP) instead of Ireland (Irish GAAP).
The consolidated Dutch Annual Accounts which are the subject of Resolution 1 are distinct from the consolidated financial statements of the James Hardie group prepared in accordance with generally accepted accounting principles in the United States (US GAAP) as set out in the 2010 Annual Report.
Shareholders are also being asked to confirm their approval for JHI SE’s Dutch Annual Accounts and Annual Report for the year ended 31 March 2010 to be adopted and published in the English language (and not the Dutch language).
A brief overview of the financial and operating performance of the James Hardie group during the year ended 31 March 2010 will be provided during the AGM.
Copies of the Dutch Annual Accounts of the company for the year ended 31 March 2010 are available free of charge, either:
(a)	at the AGM in Dublin, Ireland or the simulcast meeting in Sydney, Australia;

(b)	at the company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin, Ireland; or

(c)	on the company’s website, in the Investor Relations area, at www.jameshardie.com.
Recommendation
The Board believes it is in the interests of Shareholders that the Dutch Annual Accounts of the company for the year ended 31 March 2010 be adopted and that the Dutch Annual Accounts and Annual Report be published in the English language, and recommends that you vote in favour of the resolution.
RESOLUTION 2 – ADOPTION OF THE REMUNERATION REPORT FOR THE YEAR ENDED 31 MARCH 2010
Resolution 2 asks Shareholders to adopt the Remuneration Report for the year ended 31 March 2010.
Legislation in Australia requires that Australian incorporated listed companies disclose certain details regarding director and senior executive remuneration in a section of their Directors’ Report called the Remuneration Report. Although this legislation does not apply to the company, James Hardie has produced, and submitted for non-binding shareholder approval, a remuneration report for some years and currently intends to continue to do so. Taking into consideration the company’s large Australian shareholder base, the company has voluntarily elected to provide the information relating to remuneration of the company’s directors and senior executives for fiscal year 2010 in its Annual Report. This is intended to provide information similar to that provided by Australian listed companies in their remuneration reports. In addition, although also not required under the ASX Corporate Governance Council Principles and Recommendations or under the Corporations Act, the company has elected to provide Shareholders with an outline of the company’s proposed remuneration framework for fiscal year 2011.
The company’s Remuneration Report is set out on pages 41 to 66 of the 2010 Annual Report which can be found in the Investor Relations area of the James Hardie website at www.jameshardie.com.
While James Hardie is now an Irish Socieatas Europaea company, it was a Dutch Societas Europaea company at the conclusion of the year ended 31 March 2010 and the Remuneration Report for this period reflects the existence of separate Supervisory and Managing Boards as well as Dutch legal requirements for disclosure of the company’s policy for remuneration of the Managing Board.
Although this vote does not bind the company, the Board intends to take the outcome of the vote into consideration when considering the company’s remuneration policy.
Recommendation
The Board believes it is in the interests of Shareholders that the company’s Remuneration Report for the year ended 31 March 2010 be adopted, and recommends that you vote in favour of the resolution.
5 | JAMES HARDIE | NOTICE OF MEETING 2010

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING
RESOLUTION 3 – ELECTION OF BOARD DIRECTORS
Resolutions 3(a) to 3(c) ask Shareholders to consider the re-election of Messrs David Harrison and Donald McGauchie and the election of Mr David Dilger to the Board.
As part of James Hardie’s move to Ireland, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the appropriate number, mix of skills, qualifications, experience and geographic location of its directors to maximise the Board’s effectiveness. This review identified a need to appoint a number of Irish resident directors, and two such directors, Messrs James Osborne and David Dilger, were appointed to the Board in March and September 2009 respectively. Mr James Osborne was elected by Shareholders at the 2009 AGM and Mr David Dilger is similarly required to stand for election by Shareholders at the 2010 AGM. The Board will continue to review its desired profile and composition and expects that an additional European based director may be appointed in the future.
The company’s Articles of Association require that one-third of the directors subject to re-election (other than the Chief Executive Officer) will retire at each AGM, with re-election possible after each term. Messrs David Harrison and Donald McGauchie will retire at the 2010 AGM and each offers himself for re-election.
Resolutions 3(a) and 3(b) ask Shareholders to consider the re-election of Messrs David Harrison and Donald McGauchie to the Board.
Resolution 3(c) asks Shareholders to consider the election of Mr David Dilger to the Board.
Profiles of the candidates appear below:

David Harrison BA, MBA, CMA
Age 62
David Harrison was appointed as an independent Non-Executive Director of the company in May 2008. He is Chairman of the Remuneration Committee, a member of the Audit Committee and has been designated as one of the Audit Committee’s financial experts in accordance with SEC rules mandating the composition of the Audit Committee.
Experience: Mr Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during 22 years with General Electric. He is Managing Partner of the US financial investor, HCI Inc., and previously spent 10 years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. His experience also includes roles as Vice President and Chief Financial Officer at Scotts, Inc. and Coltex Industries, Inc.
Directorships of listed companies in the past three years: Director and Chairman, Audit Committee National Oilwell Varco (since May 2003) and Director and member Audit & Finance Committee Navistar International (since August 2007).
Other: Member of Ohio University MBA Advisory Board (since July 2003). Mr Harrison is a resident of the United States.

Donald McGauchie AO
Age 60
Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007 and Deputy Chairman in April 2007. He is also a member of the Board, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.
Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.
Directorships of listed companies in the past three years: Current – Director of Nufarm Limited (since 2003); Director of GrainCorp Limited (since 2009); Director and Chairman-elect of Australian Agricultural Company Limited (since May 2010). Former – Chairman of Telstra Corporation Limited (2004–2009); Chairman of Woolstock Australia Limited (1999–2002); Deputy Chairman of Ridley Corporation Limited (1998–2004); Director of National Foods Limited (2000–2005); Director of GrainCorp Limited (1999–2002).
Other: Director of The Reserve Bank of Australia; Chairman Australian Wool Testing Authority (since 2005) and Director since 1999; President of the National Farmers Federation (1994–1998); Chairman of Rural Finance Corporation (2003–2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003. Mr McGauchie is a resident of Australia.

David Dilger CBE, BA, FCA
Age 53
David Dilger was appointed as an independent Non-Executive Director of James Hardie effective 2 September 2009. He is a member of the Remuneration and Audit Committees and has been designated as one of the Audit Committee’s financial experts.
Experience: Mr Dilger has had substantial experience of multinational manufacturing operations, a strong finance foundation and leadership qualities, including 16 years as a chief executive of listed companies. He has a proven ability to transform and drive large businesses by setting a clear strategy and building strong management teams.
Directorships of listed companies in the past three years: Non-Executive Director of The Bank of Ireland plc (2003–2009) serving as Senior Independent Director and as Chairman of the Bank’s Remuneration Committee; Director and CEO, Greencorp Group (1995–2008).
Other: Chairman of Dublin Airport Authority plc (since May 2009); Fellow of the Institute of Chartered Accountants in Ireland; previous member of the Board and National Executive Council of the Irish Business and Employers Confederation (IBEC); and former Board member of Enterprise Ireland, the government agency responsible for the development and promotion of the Irish indigenous business sector. Mr Dilger is a resident of Ireland.
6 | JAMES HARDIE | NOTICE OF MEETING 2010

Recommendation
The Board, having assessed the performance of Messrs David Harrison and Donald McGauchie, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that each be re-elected as a Board director, and recommends (with Messrs David Harrison and Donald McGauchie abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(a) and 3(b).
The Board, having appointed Mr David Dilger to fill a casual vacancy, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of Shareholders that he be elected as a Board director, and recommends (with Mr David Dilger abstaining from voting in respect of his own election) that you vote in favour of Resolution 3(c).
RESOLUTION 4 – AUTHORITY TO FIX EXTERNAL AUDITOR REMUNERATION
Resolution 4 asks Shareholders to give authority to the Board of Directors to fix the external auditor’s remuneration.
Irish law states that shareholders must pass a resolution to fix (or authorise the Board to fix) the remuneration of the auditors for the current year at the Annual General Meeting. The Board of Directors proposes that shareholders authorise the Board to fix the remuneration of the external auditor. This authorisation must be renewed each year.
Ernst & Young LLC were appointed external auditors for the James Hardie group for the year ended 31 March 2009. The selection of Ernst & Young LLC in 2008 followed a comprehensive tender and review process of major accounting firms capable of undertaking James Hardie’s external audit.
A summary of the external auditor’s remuneration during the year ended 31 March 2010 as well as all non-audit fees paid to Ernst & Young LLC are set out on page 118 of the 2010 Annual Report.
The Audit Committee periodically reviews Ernst & Young LLC’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLC’s interaction with the company, the Board and Board Committees is set out on page 76 of the Annual Report.
Recommendation
The Board believes it is in the interests of Shareholders that the Board be given authority to fix the external auditor’s remuneration and recommends, on the recommendation of the Audit Committee, that you vote in favour of Resolution 4.
RESOLUTION 5 – EXECUTIVE INCENTIVE PROGRAM RSUS
Resolution 5 asks Shareholders to approve the grant of RSUs under the Long Term Incentive Plan (LTIP) to the company’s Chief Executive Officer, Mr Louis Gries (CEO), based on the company’s performance against the fiscal year 2011 EBIT goals and the payout schedule for the CEO’s long-term incentive (LTI) transferred to short-term incentive (STI) under the Executive Incentive Plan (Executive Incentive Program RSUs).
For fiscal year 2011, the Board has decided that 40% of the CEO’s LTI target quantum will be transferred to the STI target quantum under the Executive Incentive Plan. This proportion is unchanged from fiscal year 2010.
As for fiscal year 2010, the maximum amount payable under the Executive Incentive Plan remains at 300% of the target. Based on the CEO’s performance and rating against the Scorecard (described below), the Board will exercise “negative discretion” so that between 0 and 100% of the Executive Incentive Program RSUs granted to the CEO in May or June 2011 may vest two years from their grant date after the conclusion of fiscal year 2013.
Executive Incentive Program RSUs will be granted to the CEO under the LTIP for no consideration. Subject to the performance hurdles being met and the exercise of “negative discretion” by the Board under the Scorecard, the CEO will be entitled to receive Shares upon vesting of the Executive Incentive Program RSUs for no consideration.
Reasons for granting Executive Incentive Program RSUs
The remuneration framework adopted by the company in fiscal years 2009 and 2010 was designed to sustain the company through an unpredictable economic downturn. Although significant uncertainty remains, the Board believes that the remuneration framework for fiscal year 2011 should ensure that the company is prepared for any market recovery. The Board believes that as the US housing market starts to recover, the company is well-positioned to use its strong capital and market position to drive significant growth in shareholder value.
James Hardie’s long-term objective involves continued primary demand growth, which requires it to grow fibre cement’s share of the exterior cladding market and maintain the company’s share of the fibre cement category. Primary demand growth is an important component of management’s long term Scorecard.
The retention of the transfer of 40% of the CEO’s target LTI to STI reflects the Board’s continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives. Achieving these objectives over a sustained period of time will result in substantial growth in shareholder value. The Board believes that it is important that this growth does not come at the expense of short to medium-term profitability. In addition, the Board believes that this transfer continues to be a valid method to evaluate and reward the CEO’s performance in the absence of a market which is stable enough to set longer term (ie multi-year) financial metrics for LTI purposes.
The Board believes that the Executive Incentive Program RSUs provide appropriate incentives to the CEO to balance the growth components of the primary demand growth objectives without sacrificing short to medium-term profitability. The application of “negative discretion” under the Scorecard allows the Board to reduce the number of Executive Incentive Program RSUs that ultimately vest if the CEO’s performance in fiscal year 2011 is not sustained to the Board’s satisfaction to the conclusion of fiscal year 2013.
The Scorecard can only be applied by the Board to exercise negative discretion. It cannot be applied to enhance the maximum number of Executive Incentive Program RSUs or shares that can be awarded. The Board will monitor progress under the Scorecard annually.
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AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING
Key aspects of Executive Incentive Program RSUs
Executive Incentive Program RSUs are to be granted in accordance with the terms of the LTIP. The LTIP was approved by shareholders at the 2009 AGM. The following specific terms also apply in relation to Executive Incentive Program RSUs granted as a component of the Executive Incentive Plan.
EBIT Goal Setting: The EBIT goal (at which 100% of target is paid) for the CEO is derived from fiscal year 2010 performance and the performance matrix for fiscal year 2011 used as a basis for STI payouts that sets acceptable standards for various combinations of volume growth and earnings. The Board’s philosophy is that total target direct compensation should be positioned at the 75th percentile if stretch target goals approved by the Board are met. The EBIT goal for fiscal year 2011 was derived internally, with the assistance of the Board’s independent remuneration advisors, Towers Watson, based on the Board’s expectation that company results will be in the top quartile of its listed US building products peer group in the current business environment and outlook. The Remuneration Committee reviewed the target goal before it was approved by the Board.
EBIT Goal: The EBIT goal for the CEO is based on James Hardie’s consolidated results in US$, indexed up or down using a set formula depending on whether housing starts increase or decrease. The EBIT goal excludes costs in repect of legacy issues, because the Board considers that management of these important issues is appropriately covered under the Scorecard rating that determines the final payout after the conclusion of fiscal year 2013.
Performance period: A period of twelve months until the end of fiscal year 2011, at which time the EBIT based payout schedule will determine the number of Executive Incentive Program RSUs to grant, and then a further period of twenty four months after the end of fiscal year 2013 when the Board will assess the CEO’s and the company’s progress against the Scorecard goals to determine the final number of Executive Incentive Program RSUs that vest. The overall performance period is three years.
Possible grant: The CEO may earn between 0% and 300% of the 40% of LTI target transferred to STI target, depending on performance. Payments will commence on a sliding scale paying nil at approximately 88% of the EBIT goal, 100% of the STI target if the EBIT goal is reached, and extra rewards for outperformance with a cap of 300% of the STI target quantum if approximately 124% of the EBIT goal is achieved. This is shown in the payout schedule below. The payout schedule represents slightly increased leverage from the fiscal year 2010 goals in order to provide incentives for the CEO to make the substantial improvements required to attain the primary demand growth objectives.
Executive Incentive Program RSUs payout schedule
Vesting Period: Executive Incentive Program RSUs granted after assessment of the fiscal 2011 EBIT performance will vest two years from the date of grant, subject to negative discretion exercisable by the Board under the Scorecard and the CEO remaining employed by the James Hardie group on that date, unless they vest earlier in accordance with these terms and conditions or the LTIP.
Conditions: Attainment of the 2011 EBIT goals described above for the initial grant of Executive Incentive Program RSUs and assessment against the Scorecard two years after the grant of Executive Incentive Program RSUs.
Scorecard and negative discretion: Before the Executive Incentive Program RSUs vest, the Board will assess the CEO’s performance against the long-term objectives set out in the Scorecard. Depending on the CEO’s rating under the Scorecard, between 0 and 100% of his Executive Incentive Program RSUs will vest.
In effect, the Scorecard applies a “claw-back” principle to ensure short-term results in fiscal year 2011 that determine the size of the initial grant are not obtained at the expense of long-term sustainability.
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Calculation of the Executive Incentive Program RSUs is described below:

[1]	Amount of LTI target quantum received as Executive Incentive Program RSUs
Worked Example
The following example of how the Executive Incentive Program RSUs operate based on the CEO’s LTI target quantum of US$2,800,000 (the fiscal year 2011 LTI target quantum), performance at approximately 106% of EBIT for fiscal year 2011 and a Scorecard rating of 75 out of 100.
Based on 106% of the EBIT goal being achieved, the CEO would receive 150% of the portion of the LTI target quantum received in Executive Scorecard RSUs as follows:
•	40% x US$2,800,000 x 150% = US$1,680,000 to be settled in Executive Incentive Program RSUs in May or June 2011. At a value of US$5.60/share this is equivalent to 300,000 RSUs.
At the conclusion of the additional two-year performance period in May or June 2013, a number of Executive Incentive Program RSUs are forfeited based on the CEO’s rating under the Scorecard. The final number of Executive Incentive Program RSUs which vest in May or June 2013 is equal to:
•	300,000 RSUs x 75% = 225,000 RSUs
When the Executive Incentive Program RSUs vest in May or June 2013, their value will be based on the company’s share price at the time. For example, they could have a value before tax of:
•	225,000 RSUs x US$4.60/share = US$1,035,000

•	225,000 RSUs x US$6.60/share = US$1,485,000
Further details on the operation of the Scorecard
In fiscal year 2010 the Board introduced a Scorecard as a component of some of its variable remuneration plans to ensure management focus on financial, strategic, business, customer and people components important to the long-term creation of shareholder value. The Scorecard reflects a number of key objectives and outcomes the Board expects to see achieved in these components. Although most of the components in the Scorecard have quantitative targets, the company has not allocated a specific weight to any of the components and the final Scorecard assessment will involve an element of judgment by the Board. The Board may also give different weights to different components when weighing Executive Incentive Plan and Scorecard LTI results.
When the Scorecard for fiscal year 2011 LTI grants is applied after the conclusion of fiscal year 2013, the CEO may receive all, some, or none of the awards under the Executive Incentive Plan.
The Scorecard components for fiscal year 2011 are unchanged from fiscal year 2010 because the Board considers that the Scorecard continues to reflect the company’s overall long terms goals. The primary components of the Scorecard, and the results for those components over the last three years, are set out below. Further details of the Scorecard, including the reasons the Board selected each component, are set out in the 2010 Remuneration Report on pages 41–66 of the 2010 Annual Report.
9 | JAMES HARDIE | NOTICE OF MEETING 2010

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING

Measure/ Component	Starting Point			How measured	Board requirement
US Primary Demand Growth (PDG)	PDG for the last three fiscal years was as follows:			The percentage of growth of the James Hardie product sales in standard feet as compared to the underlying market (a combination of new housing starts and the repair and remodel market).	Minimum: Maintain relative to market. Stretch: Primary demand growth relative to market.
	FY 10	6.1%
	FY 09	3.0%
	FY 08	5.2%

US Product Mix Shift	This has focused primarily on ColorPlus penetration. FY10 results are commercial in confidence but exceeded FY07–FY09 results.			Relative percentage growth in US sales volume of ColorPlus as a percentage of total exteriors volume. Expect growth in US of Artisan line of products in FY 2011.	Minimum: 5% annual improvement in sales of ColorPlus and Artisan products. Stretch: 10% annual improvement in sales of ColorPlus and Artisan products.

US Zero to Landfill (ZTL)	In the past three years the company has made significant progress in reducing the amount of materials sent to landfill.			Annual reduction of waste sent to landfill in equivalent dumpsters.	Minimum: 5% annual reduction of equivalent dumpsters sent to landfill. Stretch: 7% annual reduction of equivalent dumpsters sent to landfill.

Safety	The incident rate (IR) and severity rate (SR) over the last three fiscal years were as follows:			Incident Rate: Recordable incidents per 200,000 hours worked. Severity rate: Days lost per 200,000 hours worked. No fatalities.	Minimum: 10.4 IR (current industry average) and 50 SR (no industry average exists). Stretch: 2.0 IR and 20 SR. No fatalities.
		IR	SR
	FY 10	1.7	37
	FY 09	4.7	54
	FY 08	3.8	45

Legacy Issues	Inherited legacy issues at the start of FY11 are ASIC proceedings, an Australian tax issue, managing the company’s obligations under the AFFA (Amended and Restated Final Funding Agreement) for asbestos compenstation, and completion of the relocation to Ireland.			Simplifying or finding solutions to the major legacy issues facing the company.	Minimum: Finalise the relocation to Ireland and make substantial progress on others. Stretch: Resolve or address all legacy issues.

Strategic Positioning	The Group is currently highly dependent upon the US fibre cement exterior cladding business.	As this measure can take many different forms, including developing new technologies, expanding into new product categories, or expanding geographically, assessment against this measure will need to be subjective.	It is not possible to set a specific goal for this measure.

					However, the Board expects that management will continue to diversify to provide more balance and greater profit opportunities for the company.

Managing During the Economic Downturn	FY10 net operating profit was up 33% to US$133.0 million and net operating cash flow was US$ 183.1 million. At the end of FY10, total credit facilities were US$ 426.7 million and net debt was US$ 134.8 million.			Ensure company retains adequate capital structure and funding flexibility to continue to make medium to long-term investment in the business.	Maintain an adequate capital structure.

Talent Management/ Development	The company has a strong management team which has delivered superior results over the past three years.			The Remuneration Committee will assess the current state of development and capability of the executive team.	It is not possible to set a specific goal for this measure beyond requiring that management capability be retained and grown.
10 | JAMES HARDIE | NOTICE OF MEETING 2010

Maximum and actual number of Executive Incentive Program RSUs
The maximum number of Shares and Executive Incentive Program RSUs for which approval is sought under Resolution 5 is based on the grant that would be made if the company’s performance warrants the maximum grant to the CEO under the Executive Incentive Plan for fiscal year 2011 and no negative discretion is exercised by the Board under the Scorecard at the end of fiscal year 2013.
The actual number of Executive Incentive Program RSUs granted will be determined by dividing the amount attributable to the 40% of the LTI target moved to STI target by the average closing price of the company’s shares on the 10 business days preceding the day of grant, subject to the maximum specified in the resolution. The actual number of shares vesting will be determined by multiplying the number of Executive incentive Program RSUs granted by the CEO’s rating under the Scorecard.
General
Executive Incentive Program RSUs will be granted under the LTIP for no consideration and the company will not provide loans to the CEO in relation to the issue of Executive Incentive Program RSUs under the Executive Incentive Plan. These Executive Incentive Program RSUs will be issued to the CEO by no later than 12 months after Shareholder approval of Resolution 5.
Since the Executive Incentive Plan was last approved by Shareholders at the 2009 AGM, Mr Louis Gries has received grants of 487,446 Executive Incentive Program RSUs under the Executive Incentive Plan for no consideration. No other current directors have received any grants under the Executive Incentive Plan since it was last approved by Shareholders at the 2009 AGM.
Any additional grant of securities under the Executive Incentive Plan to directors will require Shareholder approval in accordance with ASX Listing Rule 10.14 (or any other applicable regulatory requirement applicable to the company). Details of securities issued to directors under the Executive Incentive Plan since it was last approved by Shareholders at the 2009 AGM are set out in the company’s Annual Report along with confirmation that the issue was approved by Shareholders in accordance with ASX Listing Rule 10.14.
The CEO is the only member of the Board who is entitled to participate in the LTIP.
Summary of the legal requirements for seeking Shareholder approval
ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of Shareholders by ordinary resolution.
In addition, Section 162(m) of the US Internal Revenue Code requires Shareholders to approve the performance criteria for grants of Relative TSR RSUs and these performance criteria are set out in the explanatory notes for this resolution.
Recommendation
The Board believes it is in the interests of Shareholders that the issue of Executive Incentive Program RSUs over Shares in the company to the CEO for fiscal year 2011 up to the maximum number specified in Resolution 5 under the Executive Incentive Plan and subject to the LTIP, Scorecard and the above terms and conditions be approved, and recommends that you vote in favour of Resolution 5.
RESOLUTION 6 – RELATIVE TSR RSUS
Resolution 6 asks Shareholders to approve the grant of RSUs with a Relative TSR hurdle (Relative TSR RSUs) under the LTIP to the company’s CEO. Relative TSR RSUs convert to Shares if the company’s total shareholder return (TSR) performance meets or exceeds the relative TSR performance hurdles.
The Board has determined that 30% of the CEO’s LTI target quantum for fiscal year 2011 will be received in Relative TSR RSUs. This number is unchanged from fiscal year 2010.
Relative TSR RSUs will be granted to the CEO under the LTIP for no consideration. Subject to the performance hurdles being met, the CEO will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration.
Key aspects of Relative TSR RSUs
RSUs are to be granted in accordance with the terms of the LTIP. The LTIP was approved by shareholders at the 2009 AGM. The following specific terms also apply to Relative TSR RSUs.
Performance Criteria: The performance hurdles for Relative TSR RSUs will be:

Performance against	% of Relative TSR
Peer Group	RSUs vested
<50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding Scale
≥75th Percentile	100%
11 | JAMES HARDIE | NOTICE OF MEETING 2010

AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING
The peer group comprises other companies exposed to the US building materials market, which is the company’s major market. Following a review of the peer group conducted by the Board’s independent advisors in 2010, Towers Watson, the Remuneration Committee and Board adopted their recommendation regarding the composition of the peer group list and added seven additional companies (marked with an asterisk) to the peer group listed below:

Acuity Brands, Inc	Louisiana-Pacific Corp.	* PGT Inc

* American Woodmark Corp	Martin Marietta Materials, Inc	Sherwin Williams Co (The)

* Apogee Enterprises, Inc	Masco Corporation	Simpson Manufacturing Co.

* Armstrong World Industries, Inc	MDU Resources Group, Inc	Texas Industries, Inc

Eagle Materials, Inc	* Mohawk Industries Inc	Trex Co., Inc.

* Fortune Brands, Inc	Mueller Water Products, Inc	USG Corp

Headwaters, Inc	NCI Building Systems, Inc	Valmont Industries, Inc.

* Interface, Inc	Owens Corning	Vulcan Materials Co

Lennox International, Inc	Quanex Building Products Corp	Valspar Corporation Watsco, Inc
Testing: The performance hurdle will be tested and the Relative TSR RSUs may vest after three years from the grant date. The performance hurdle is re-tested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period) and any unvested Relative TSR RSUs may vest on each re-testing date if the relative TSR performance hurdles are met.
Any Relative TSR RSUs that have not vested after the fifth anniversary of the grant date will lapse. This re-testing reflects the fact that the company’s Share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and that the CEO should be given the same opportunity as Shareholders to delay action on their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the currently-prevailing uncertain economic climate. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so is more effective from a cost benefit perspective.
Vesting Period: Each Relative TSR RSU may vest on each testing date between three and five years after their grant date upon satisfaction of the performance hurdles described above under “Performance Criteria”.
Maximum and actual number of Relative TSR RSUs
The maximum number of Shares and Relative TSR RSUs for which approval is sought is based on the grant that would be made if the company equals or exceeds the 75th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.
The actual number of Relative TSR RSUs granted will be determined by dividing the amount of the maximum dollar amount granted under the Relative TSR RSUs portion of the LTI target by the value of the Relative TSR RSU, using a Monte Carlo pricing method simulation, over the ten business days preceding the date of grant, subject to the maximum specified in the resolution.
Summary of the legal requirements for seeking Shareholder approval
The reasons for seeking shareholder approval are the same as those set out for Resolution 5.
General
Relative TSR RSUs will be granted under the LTIP for no consideration and the company will not provide loans to the CEO in relation to the issue of Relative TSR RSUs under the LTIP. These Relative TSR RSUs will be issued to the CEO by no later than 12 months after Shareholder approval of Resolution 6.
Since the LTIP was last approved by Shareholders at the 2009 AGM, Mr Louis Gries has received grants of 316,646 Relative TSR RSUs under the LTIP for no consideration. No other current directors have received any grants under the LTIP since it was last approved by Shareholders at the 2009 AGM.
Any additional grant of securities under the LTIP to directors will require Shareholder approval in accordance with ASX Listing Rule 10.14 (or any other applicable regulatory requirement applicable to the company). Details of securities issued to directors under the LTIP since it was last approved by Shareholders at the 2009 AGM are set out in the company’s Annual Report along with confirmation that the issue was approved by Shareholders in accordance with ASX Listing Rule 10.14.
The CEO is the only member of the Board who is entitled to participate in the LTIP.
Recommendation
The Board believes it is in the interests of Shareholders that the issue of Relative TSR RSUs to the CEO under the LTIP and subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 6.
Notice availability
Additional copies of this Notice of Meeting can be downloaded from the Investor Relations section of our website at www.jameshardie.com or they can be obtained by contacting the company’s registrar Computershare using one of the methods set out under the Lodgement Instructions on page 4 of this Notice of Meeting.
12 | JAMES HARDIE | NOTICE OF MEETING 2010